Mail Stop 6010
Via Facsimile and U.S. Mail

								February 2, 2006


Steven S. Porter
Chief Executive Officer
Ceragenix Pharmaceuticals, Inc.
1444 Wazee Street, Suite 210
Denver, Colorado 80202

	Re:	Ceragenix Pharmaceuticals, Inc.
		Revised Schedule 14C filed January 19, 2006
		File No. 0-50470

Dear Mr. Porter:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14C

General

1. We note the disclosure you added pursuant to comment 3. In addition to the disclosure you have added, Part B of Form S-4 also requires disclosure of the information described in Items 102 and 201 of Regulation S-B. Please disclose this information to the extent applicable.

2. We have read your response to comment 3 per our letter dated
December 19, 2005. Please remove the unaudited financial information presented on page F-33 for GAI.

3. We note that you added the disclosure and unaudited financial statements reflected in your September 30, 2005 Form 10-QSB in response to comment 3. Please refer to Item 310(g) of Regulation S-B and consider whether you will need to update this information to include your audited financial statements for the fiscal year ended
December 31, 2005.

Summary Term Sheet of Stock Purchase Agreement, page 3

4. You state in the Term Sheet that the Buyer will assume all liabilities and that the liabilities of GAI exceed the assets by
$1.5
million. Please disclose the actual amount of liabilities the Buyer will assume.

Business of Ceragenix Pharmaceuticals, Inc., page 4

5. We note the statement in the first paragraph of this section that references to "we" and "company" refer only to Ceragenix Corporation.
Please remove that statement, and revise your Business section and MD&A to discuss GAI. As the sale of GAI will not close until the 20th day following the mailing of this Information Statement, your company still owns the stock in GAI, so GAI would appear still to be your company`s subsidiary for the time being. Also, Item 1 to Schedule 14C requires that you furnish the information that would be applicable if proxies were to be solicited, so it is not appropriate to describe your company in its "post-shareholder approval" form.

6. We note you are awaiting marketing clearance from the FDA for Epiceram. We further note from the "Regulatory Matters" discussion on pages 7-8 that the FDA might subject Epiceram to the PMA process, which would take 1-2 years, or to the drug approval process, which would take a number of years and would cost multiple millions of dollars. Please disclose this information where you first discuss Epiceram in your filing.

7. We note you plan to file a 510(k) application for Neoceram after receiving clearance for Epiceram. Please disclose the relationship between Neoceram and Epiceram that causes you to wait until Epiceram is cleared before filing the Neoceram application. For example, do the two drugs share common issues and you believe it will be most efficient to work out the issues with the FDA in connection with the
Epiceram application prior to submitting the Noeceram application? If so, discuss those issues.

8. Also, please discuss any other events that will need to occur prior to your submitting an application for Neoceram.

Planned Market and Products, page 5

9. We note that many of the disorders targeted by your barrier repair platform "have no current treatment." Also, you state at the top of page 7 that you believe "there is no effective competitive treatment" for the condition targeted by Neoceram. In view of these statements, please revise your filing to clarify how you believe Epiceram and Neoceram are eligible for the 510(k) approval process, as this process requires that there exist approved products that are "substantially equivalent."

Epiceram, page 5

10. You list in this section four indications Epiceram will target.

* Please state whether the product will be approved for all of these indications if the FDA approves your 510(k) application.
* If the FDA does not approve the 510(k) application, discuss the effect the non-approval will have on the targeted indications.
For
example, if the FDA determines Epiceram is a "drug," we assume Epiceram will need to undergo clinical trials for each indication, and it might be approved for some indications and not approved for others.
* Please also discuss the corresponding implications if the FDA determines Epiceram is a device subject to the PMA process.

Cationic Steroid Molecules, page 7

11. We note the "cationic steroid molecule compounds provide both a near term and longer term revenue opportunity." Please reconcile this statement with the disclosure on page 4 stating this technology
"represents a mid and long-term revenue opportunity."

12. Please discuss the process you will need to complete before the cationic steroid platform begins to generate revenues for your company.







Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Outlook, page 16

13. We note management believes existing cash on hand will be sufficient to fund the company`s planned activities through November
2005. As November 2005 has now passed, please update this statement.

Security Ownership of Certain Beneficial Owners and Management,
page
17

14. We note the beneficial ownership table is as of September 20, 2005. Please update it to the latest practicable date.

Effects of the Sale of GAI, page 22

15. Please discuss the tax consequences the transaction will have on the company. This is normally a material consideration for a company disposing of a substantial amount of its assets. Since you are disposing of a business with a negative book value and extinguishing debt, disclose whether you will incur a tax liability as a result of the sale.

16. Please delete the text on page 23 that reads, "Shareholders are cautioned that nothing contained in this Information Statement is intended to constitute legal or tax advice concerning the sale of GAI.
Shareholders should consult their own legal or tax advisors." You are not permitted to disclaim responsibility for disclosure in your document. We do not object to your keeping the second sentence in your document, however, if you replace "should" with "are urged to."

Notes to Condensed Consolidated Financial Statements

(1) Business and Overview, page F-6

17. We acknowledge your response to comment 17 per our letter dated
December 19, 2005. It remains unclear why you did not eliminate the
$925,000 receivable included in the net equity of OnSource against the related payable in devising the opening purchase accounting balance sheet. Please revise your purchase price allocation accordingly or provide us with additional information that supports your treatment, referencing SFAS No. 141 as applicable.

18. We acknowledge your response to comment 16 per our letter dated
December 19, 2005. Please provide us with additional information to clarify why you did not include the 2.7 million options in your valuation of the outstanding equity securities of OnSource at the date of the merger.
 (4) Licensed Technology Costs, page F-9

19. We acknowledge your response to comment 19 per our letter dated
December 19, 2005. As you have yet to commercialize any products related to the patented technology under your license agreement with
Brigham Young University, we maintain that the reimbursement costs related to that license agreement are research and development expense, as defined in paragraph 10(i) of SFAS No. 2. Please revise your statement(s) of operations for the applicable period(s) accordingly.

(6) Convertible Debentures, page F-10

20. Please tell us how you have applied the guidance in EITF No.
00-19
in evaluating whether the conversion feature of the debentures issued on April 15, 2005 is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS No. 133.
In so doing, consider the following:

* While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of FAS 133, it appears, per examination of Exhibit 1.0 to your Form 8-K filed on April 21, 2005, that the debentures may be convertible into a variable number of shares. Thus, these debentures do not appear to be conventionally convertible and do not appear to qualify for the scope exception from the provisions of SFAS No. 133.

* If you do not meet the paragraph 11(a) scope exception under SFAS
No. 133, you would be required to bifurcate the conversion feature from the debt host and account for it as a derivative liability, with changes in the fair value of that liability recorded in earnings.

* If the debentures (the host instrument) do not qualify as conventional convertible debt, you would need to further analyze the embedded conversion option under paragraphs 12-32 of EITF No. 00-19.
You would not account for the related beneficial conversion feature under EITF Nos. 98-5 and 00-27 and would need to adjust your financial statements accordingly.

21. Please provide us with your analysis as to whether the warrant issued in conjunction with the April 15, 2005 convertible debenture transaction qualifies as a derivative instrument within the scope of
SFAS No. 133, which would necessitate that you account for the warrant at fair market value and record changes in that fair market value within earnings. Additionally, please provide us with an analysis under EITF No. 00-19 that supports your classification of the warrant as an equity instrument.

 (8) Impairment of Goodwill, page F-12

22. We acknowledge your response to comment 16 per our letter dated
December 19, 2005. Please revise your disclosure to provide the additional information included in your response regarding the circumstances surrounding your impairment of the goodwill ascribed to the bingo business during the period ended June 30, 2005. Specifically, please clarify why you determined, at the date of the reverse merger approximately one month earlier (May 10, 2005), that
the value of the bingo business sufficiently supported recording
$9.2
million of goodwill; that is, outline the factors that transpired post-merger, changing your position and resulting in an impairment.
Finally, please tell us why you did not write-off the entire goodwill amount at 6/30/05.


*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Amy Bruckner at (202) 551-3657 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,


								Jeffrey Riedler
								Assistant Director

cc:	Clifford L. Neuman, Esq.
	1507 Pine Street
	Boulder, Colorado 80302
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Steven S. Porter
Ceragenix Pharmaceuticals, Inc.
February 2, 2006
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